FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 14, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL 2008 FIRST QUARTER RESULTS CONFERENCE CALL TO BE

BROADCAST OVER THE INTERNET ON JULY 14, 2008

Moscow, Russia — July 14, 2008 — Mechel OAO (NYSE: MTL) announces that it intends to release its results for the first quarter ended March 31, 2008, on Monday, July 14, 2008.  In conjunction with this release, Mechel will host a conference call, which will be simultaneously broadcast live over the Internet.  Igor Zyuzin, Chief Executive Officer, will host the call.

Listeners can access the conference call live over the Internet through a link on Mechel’s web site at http://www.mechel.com, under the Investor Relations section at the following times:

Monday, July 14, 2008

11:00 PM Moscow Time

8:00 PM London Time

3:00 PM New York Time

Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software.  Additionally, investors can access a replay of the webcast on our web site for one month.

To listen to the conference call via phone, please call the number below approximately 10 minutes prior to the scheduled time of the call, quoting Mechel, and the chairperson’s name, Alexander Tolkach.

Conference Call Phone Numbers:

US Toll: +1 913 312 1269

UK Toll Free:  0 800 051 7166

Russia Toll Free: 810 800 2544 1012

A replay of the call will be available until 11:59PM New York time on July 22nd.  To access, please dial, US: +1 719 457 0820; UK: 0 808 1011 153, Russia: 810 800 270 210 12.  From all areas, enter: 2498919# to access.

***

Mechel OAO

Alexander Tolkach

Phone: +7-495-221-8888

e-mail: alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: July 14, 2008